

Mail Stop 3720

October 1, 2009

Theodore S. Green
Chairman of the Board and Co-Chief Executive Officer
TM Entertainment and Media, Inc.
307 East 87th Street
New York, NY 10128

> **Re: TM Entertainment and Media, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 30, 2009**
> **File No. 001-33746**

Dear Mr. Green:

We have reviewed your revised preliminary proxy statement and have the following comments. Please revise the preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment four from our letter dated September 25, 2009. As previously requested, please disclose that the ability of TM's officers, directors, initial stockholder and their affiliates to convert any IPO shares they

purchase to help secure approval of the transaction may facilitate the purchase of more shares for this purpose.

The Initial Charter Amendment Proposals, page 7

2. We note your response to comment ten from our letter dated September 25, 2009. As previously requested, please discuss why you are making the transaction proposal conditioned upon approval of the "Initial Charter Amendment Proposal No. 2."

"Our working capital will be reduced if our stockholders exercise their right to convert their shares into cash…" page 54

3. Please expand your disclosure to indicate that the company is not required to deliver any minimum working capital amount at closing.

CME's Management's Discussion and Analysis

Liquidity and Capital Resources, page 152

4. We note your response to comment 21 from our letter dated September 25, 2009. We also note that your disclosure no longer addresses the "permitted financing." Please revise your disclosure to reference the "permitted financing" and disclose the amount of such financing. Please also reference the additional $3.8 million in financing the company may obtain prior to or contemporaneously with the closing and the $10 million in promissory notes that will be issued to CME at the closing.

*   *   *   *   *

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffat, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica

Theodore S. Green
TM Entertainment and Media, Inc.
October 1, 2009
Page 3

Plowgian, Attorney-Advisor, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Jack Levy (via facsimile)